August 19, 2011

VIA EDGAR
Larry Spirgel
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	AMÉRICA MÓVIL, S.A.B. DE C.V. Form 20-F for Fiscal Year Ended December 31, 2010 Filed May 13, 2011
Dear Mr. Spirgel:

By letter dated August 5, 2011, the staff of the Securities and Exchange Commission (the “Staff”) provided certain comments on América Móvil, S.A.B. de C.V.’s annual report on Form 20-F for the fiscal year ended December 31, 2010 (the “2010 Form 20-F”), which was filed with the Securities and Exchange Commission (the “Commission”) on May 13, 2011.  In response to your comments, América Móvil, S.A.B. de C.V. and its consolidated subsidiaries (collectively, “América Móvil”) hereby submit the responses below.

For your convenience, we have reproduced below in italics the Staff’s comments and have provided responses immediately below the comments.

Form 20-F for the Fiscal Year Ended December 31, 2010

Notes to Consolidated Financial Statements

Note 17 – Commitments and Contingencies, page F-69

1.           You have noted on page F-70 that you had reached a settlement agreement with NatTel, please tell us the terms and amount of the settlement and whether it was accrued in the current period.

The settlement with NatTel provided for an immaterial payment by América Móvil, which was accrued in the fourth quarter of 2010.

2.           You have noted on page F-73 about COFECO levying a fine against Telcel, and that you have not accrued this amount. Please tell us your analysis as to why you believe it is not probable; please include your history with COFECO in terms of assessment of fines and the appeal process.

The fine to which the comment refers was imposed by an April 2011 resolution of the Mexican Competition Commission (Comisión Federal de Competencia, or Cofeco) arising from a regulatory inquiry into alleged monopolistic practices of our subsidiary Telcel.  The legal and factual bases for Cofeco’s resolution are complex, but in general terms it was based on a determination that certain of Telcel’s pricing practices during a specified period in 2006-2009 violated Mexican law and that the violation constituted a repeat offense (a reincidencia).  The very large magnitude of the fine resulted from the Commission applying a specific provision of Mexican law under which the penalty for a repeat offense is up to 10% of total assets or total sales, whichever is higher, of the violator.  Otherwise, under the applicable statute the fine would have been Ps.54 million (equivalent to less than U.S.$5 million).

Telcel has submitted a petition for reconsideration to Cofeco itself (a recurso de reconsideración).  Under Mexican law, the submission of this petition automatically suspends the effectiveness of the April 2011 resolution.  If upon reconsideration the Commission maintains the fine or any part of it, Telcel expects to petition a Mexican court for an injunction (amparo) against the resolution, and during the pendency of such a judicial petition the application of the resolution can be suspended upon Telcel providing the court with assurances of its ability to pay the fine in the event of an unfavorable outcome.  Under Mexican law Cofeco does not have power to settle this matter with Telcel, so if it maintains the fine or any part of it upon reconsideration, the matter will be resolved by the courts and not by negotiation between Telcel and the agency.

Under these circumstances, Telcel does not have a present obligation under Mexican law, and in our judgment the payment of a fine is not probable.  Accordingly under IAS 37 we have not recognized a provision.  We also believe that the most likely single outcome of these proceedings is that no payment will be required, particularly in view of the unavailability of settlement.  Telcel has been and continues to be subject to several Cofeco inquiries, but in none has Cofeco imposed a fine that has been material in amount, and of the fines Cofeco has imposed all are still subject to judicial proceedings and none has become payable.  With respect to the April 2011 resolution in particular, Telcel contests both the determination that its pricing practices were monopolistic and the determination that there was a repeat offense.  On both points, we believe that Telcel’s substantive arguments are very strong.

We also believe developments at Cofeco itself improve Telcel’s chances of success in its petition for reconsideration.  The Commission has five members, of which one has recused himself from voting on this matter.  The Commission’s rules provide that in the event of a tie vote the chairman has a deciding vote.  In adopting the April 2011 resolution, the Commission was divided 2-2, and the chairman provided the deciding vote.  Subsequently the Commission decided, upon a petition by Telcel, to recuse the chairman from further participation in the matter in order to ensure an unbiased forum in view of the chairman’s public statements. The recusal is currently under review by the courts.

We will of course re-evaluate our determination in light of the circumstances as of the end of each reporting period.

3.           You have noted on page F-78 that you have a tax assessment against you by the Mexican Tax Administration Service, and you have not accrued any amounts. Please provide your assessment as to why an accrual is not necessary, please include in your analysis your history with this taxing authority including previous assessments and previous appeals.

The Tax Administration Service (Servicio de Administración Tributaria, or SAT) conducts regular reviews of tax returns and may impose an assessment against the taxpayer arising out of its review.  The taxpayer is entitled to challenge such an assessment in the federal Tax Court (Tribunal Federal de Justicia Fiscal y Administrativa).  A decision of the Tax Court can be challenged by either the taxpayer or the SAT in the courts of general jurisdiction. During the pendency of the challenge before the federal Tax Court or the courts of general jurisdiction, payment of the tax assessment is suspended upon the provision of assurances of ability to pay the tax assessment in the event of an unfavorable outcome.

The assessments to which the comment refers are as follows:

•
2003 tax year – assessment against Telcel (March 2006).  The assessment relates to Telcel’s deduction of certain trademark royalty payments.  The SAT took the position that the payments constituted an investment by Telcel and therefore that the deduction should have been taken over the course of several years and not in a single year.

•
2003 tax year – assessment against América Móvil (June 2007).  This assessment relates to the same payments, and takes the same position, as the March 2006 assessment.  But under the consolidation regime applicable in Mexico at the time Telcel could only take 40% of the deduction, while the parent company América Móvil took the remaining 60% of the deduction, and the June 2007 assessment relates to América Móvil’s portion of the deduction.  (The 2010 Form 20-F incorrectly refers to this assessment as being against Telcel.)

•
2004 tax year – assessment against Telcel (December 2007).  This assessment relates to Telcel’s deduction of certain advertising expenses.  The SAT took the position that the payments of advertising expenses were not deductible because Telcel also paid royalties relating to the same trademarks.

We separately challenged each of the two assessments relating to 2003 in the Tax Court. The two challenges were combined because of the similarities in facts and legal issues presented.  The Tax Court upheld the assessments.  We then challenged the assessments in the courts of general jurisdiction, and our challenge is still pending.

We also challenged the assessment relating to 2004 in the Tax Court.  It rejected the assessments, and the SAT has appealed in the courts of general jurisdiction. This appeal is still pending.

We believe that our substantive arguments against both of SAT’s positions (2003 and 2004) are very strong.

Under these circumstances, the payment of any tax assessments is in our judgment not probable. Accordingly, under IAS 37 we have not recognized a provision for any of the three tax assessments. Telcel and América Móvil have been and continue to be subject to regular reviews of tax returns by the SAT, but these are the first instances in which the SAT has imposed a tax assessment against Telcel and América Móvil. We will of course re-evaluate our determination in light of the circumstances as of the end of each reporting period.

*           *           *

América Móvil acknowledges that (1) América Móvil is responsible for the adequacy and accuracy of the disclosure in its filing, (2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and (3) América Móvil may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are grateful for your assistance in this matter.  If you have any questions regarding the foregoing responses or require any additional information, please do not hesitate to contact me at (011) 5255-2581-4719 or Nicolas Grabar at (212) 225-2414.

AMÉRICA MÓVIL, S.A.B. DE C.V. /s/ Alejandro Cantú Jiménez By: Alejandro Cantú Jiménez Title: General Counsel

cc:	Rahim Ismail
Carlos Pacho
Terry French
Securities and Exchange Commission

cc:	Carlos José García Moreno Elizondo
América Móvil, S.A.B. de C.V.

Nicolas Grabar
Duane McLaughlin
Glorimari Vargas
Carlos M. Soto
Cleary Gottlieb Steen & Hamilton LLP

cc:	Omero Campos
Mancera, S.C.